Filed Pursuant to Rule 433

Registration No. 333-230656

Free Writing Prospectus dated June 10, 2019

DTE ENERGY COMPANY

PRICING TERM SHEET

Issuer:	DTE Energy Company	DTE Energy Company

Security:	2019 Series B 2.60% Senior Notes due 2022 (the “2022 Notes”)	2019 Series C 3.40% Senior Notes due 2029 (the “2029 Notes”)

Legal Format:	SEC Registered	SEC Registered

Principal Amount:	$300,000,000	$500,000,000

Maturity Date:	June 15, 2022	June 15, 2029

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019’	June 15 and December 15, commencing December 15, 2019

Benchmark Treasury:	UST 2.125% due May 15, 2022	UST 2.375% due May 15, 2029

Benchmark Treasury Price/Yield:	100-23 1⁄4 / 1.869%	102-02 / 2.143%

Spread to Benchmark Treasury:	+77 basis points	+130 basis points

Yield to Maturity:	2.639%	3.443%

Coupon:	2.60%	3.40%

Price to Public:	99.888%	99.638%

Optional Redemption:	The 2022 Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2022 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus in either case, accrued and unpaid interest to the redemption date.	Prior to March 15, 2029 (the “Par Call Date”), the 2029 Notes will be redeemable in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if the 2029 Notes matured on the Par Call Date discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 20 basis points; plus in either case, accrued and unpaid interest to the redemption date. On or after the Par Call Date, the 2029 Notes will be redeemable at a redemption price equal to 100% of the principal amount of 2029 Notes being redeemed, plus accrued and unpaid interest to the redemption date.

Trade Date:	June 10, 2019	June 10, 2019

Settlement Date:	T+3; June 13, 2019	T+3; June 13, 2019

CUSIP / ISIN:	233331 BB2/US233331BB29	233331 BC0/US233331BC02

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof

Anticipated Ratings* (Moody’s/S&P/Fitch):	Baa1 (Stable)/BBB (Stable)/BBB+ (Stable)	Baa1 (Stable)/BBB (Stable)/BBB+ (Stable)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Managers:	Comerica Securities, Inc. PNC Capital Markets LLC	Comerica Securities, Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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